--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                             SECURITIES ACT OF 1934

                            ------------------------

                                  PSICOR, INC.
                           (Name of Subject Company)

                            ------------------------

                                  PSICOR, INC.
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   744901 109
                     (CUSIP Number of Class of Securities)

                           DENISE E. BOTTICELLI, ESQ.
                                GENERAL COUNSEL
                                  PSICOR, INC.
                           16818 VIA DEL CAMPO COURT
                              SAN DIEGO, CA 92127
                                 (619) 485-5599
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                With a copy to:

                            FREDRICK M. MILLER, ESQ.
                              DYKEMA GOSSETT PLLC
                             400 RENAISSANCE CENTER
                            DETROIT, MICHIGAN 48243
                                 (313) 568-6975

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is PSICOR, Inc., a Pennsylvania corporation (the "Company"), and the address of the principal executive offices of the Company is 16818 Via del Campo Court, San Diego, California 92127. The title of the class of equity securities to which this statement relates is the common stock, no par value, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

    This statement relates to a tender offer by Baxter CVG Services II, Inc., a Pennsylvania corporation (the "Purchaser"), and a wholly owned subsidiary of Baxter Healthcare Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated November 29, 1995, to purchase all outstanding shares of Common Stock (the "Shares") at a price of $17.50 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereafter referred to as the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 22, 1995 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference.

    Based on the information in the Offer to Purchase, the principal executive offices of the Parent and the Purchaser are both located at One Baxter Parkway, Deerfield, Illinois 60015.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a)The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b)Each material contract, agreement, arrangement and understanding and any actual or potential conflict of interest between (1) the Company or its affiliates and its executive officers, directors or affiliates or (2) the Company or its affiliates and the Purchaser or its executive officers, directors or affiliates, is described either below or in the attached Schedule I.

    TENDER AND OPTION AGREEMENT. Michael W. Dunaway, Chairman, Chief Executive Officer and President of the Company ("Mr. Dunaway"), Trudy V. Dunaway, the wife of Mr. Dunaway and a Director, Vice President, Secretary and Assistant Treasurer of the Company ("Mrs. Dunaway") and the Dunaway Family Trust, of which Mr. and Mrs. Dunaway are co-settlors and co-trustees (the "Trust" and, together with Mr. and Mrs. Dunaway, the "Shareholders") each, individually and as trustee, entered into the Tender and Option Agreement, dated as of November 22, 1995, with Parent and Purchaser (the "Tender and Option Agreement"), a copy of which is filed with this Statement as Exhibit 2.5 and incorporated herein by reference. Pursuant to the Tender and Option Agreement, the Shareholders have agreed, among other things, (i) to grant Parent and Purchaser an irrevocable option to buy all Shares owned of record or beneficially by them from and after the date of the Tender and Option Agreement at $17.50 per share (the "Option"); and (ii) to validly tender and, in the event such option is not theretofore exercised, sell their Shares in the Offer and vote such Shares in favor of the Merger, in each case upon the terms and subject to the conditions set forth in the Tender and Option Agreement. The information with respect to the Tender and Option Agreement set forth in Section 11 of the Offer to Purchase under the caption "Tender and Option Agreement" is incorporated herein by reference.

    PUT OPTION AGREEMENT. Concurrently with the execution and delivery of the Merger Agreement, as an inducement to Parent to acquire the Company and as a condition to Parent's willingness to enter into the Merger Agreement, the Company and Dunaway Holdings, Inc. ("Dunaway Holdings"), a Delaware corporation all of the capital stock of which is owned by Mr. Dunaway, entered into a put option agreement (the "POL Put Option"), with respect to a form of stock purchase agreement (the "POL Purchase Agreement" and, together with the POL Put Option, the "POL Agreement"), pursuant to which Dunaway Holdings has agreed to acquire from the Company, if the Company exercises the POL Put Option, all of the outstanding shares of PSICOR Office Laboratories, Inc., a New Jersey corporation and a wholly owned subsidiary of the Company ("POL"), together with all of the Company's rights, interests, liabilities and obligations relating to POL, if no higher offer for POL is received by the Company. A copy of the POL Agreement is filed with this Statement as Exhibit 2.6 and incorporated herein by reference. The information set forth in Section 11 of the Offer to Purchase under the caption "POL Agreement" is incorporated herein by reference.

    STOCK PLANS.

    STOCK OPTION PLANS. Options to acquire the Common Stock are outstanding under (i) the PSICOR, Inc. 1984 Incentive Stock Option Plan for Officers and Other Key Employees, as amended; (ii) the PSICOR, Inc. 1989 Stock Option Plan for Officers and Other Key Employees, as amended; (iii) the Non-Qualified Stock Option Plan for Directors of PSICOR, Inc. and (iv) the Individual Stock Option Plan for Richard Edwards. Pursuant to the terms of the Merger Agreement, subject to the consent of each option holder, each outstanding stock option will be cancelled, and each holder of any such option, whether or not then vested or exercisable, will be paid by the Company at or immediately prior to the effective time of the Merger (the "Effective Time") for each such option an amount in cash determined by multiplying (i) the excess, if any, of $17.50 per Share over the applicable exercise price of such option by (ii) the number of Shares each holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time. With respect to any options the holders of which do not consent to such cancellation, the Company will take appropriate action to adjust such options to provide that upon the subsequent exercise or surrender thereof, such holders will receive a net amount, without interest, equivalent to what such holders would have received had such options been cancelled at or immediately prior to the Effective Time in the manner described above.

    STOCK PURCHASE PLAN. Pursuant to the Company's Employee Stock Purchase Plan (the "Purchase Plan"), eligible employees are permitted to acquire shares of the Common Stock from the Company through payroll deductions over a period of six months (a "Purchase Period") at a purchase price determined by the Compensation Committee of the Board of Directors that is not lower than the lesser of (i) 85% of the fair market value of the shares on the first day of the Purchase Period or (ii) 85% of the fair market value of the shares on the last day of the Purchase Period. The current Purchase Period under the Purchase Plan expires on November 30, 1995. The Company has agreed in the Merger Agreement not to permit any Purchase Period to commence under the Purchase Plan from and after the date of the Merger Agreement.

    EMPLOYEE STOCK OWNERSHIP PLAN. The Company's Employee Stock Ownership Plan (the "ESOP") invests primarily in shares of the Common Stock. Each participant in the ESOP has an account maintained on his or her behalf to record his or her interest in Company contributions to the ESOP and earnings thereon. Participants acquire a non-forfeitable right to amounts accumulated in their individual accounts pursuant to a seven year vesting schedule. Pursuant to the Merger Agreement, all Shares held by the ESOP will be converted into the right to receive the Offer Price.

    CONFIDENTIALITY AGREEMENT. Parent entered into a Confidentiality and Non-Disclosure Agreement, dated October 13, 1995, with the Company (the "Confidentiality Agreement"), pursuant to which Parent has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company furnished to Parent by or on behalf of the Company. A copy of the Confidentiality Agreement is filed with this Statement as Exhibit 3 and incorporated herein by reference. The information set forth in Section 11 of the Offer to Purchase under the caption "Confidentiality Agreement" is incorporated herein by reference.

    CONSULTING AGREEMENT WITH MR. DUNAWAY. On November 21, 1995, the Company and Mr. Dunaway entered into a consulting agreement (the "Dunaway Consulting Agreement") pursuant to which, if Mr. Dunaway's employment is terminated either by the Company other than for "cause" or by Mr. Dunaway for "good reason" (each as defined in the Dunaway Consulting Agreement) on or prior to November 21, 1997, Mr. Dunaway will be retained by the Company as a consultant for a period of three years from the date of such termination (the "Consulting Period"). During the Consulting Period, Mr. Dunaway will provide such consulting services as the Company may reasonably request, but not to exceed 40 hours per month during the first three months of the Consulting Period and 20 hours per month thereafter.

    If his employment is so terminated, as compensation for the consulting services to be rendered by Mr. Dunaway and the noncompetition and confidentiality agreements described below, the Company will make the following payments and provide the following benefits to Mr. Dunaway: (a) during the Consulting Period, the Company will pay Mr. Dunaway a consulting fee at the rate of $20,000 per month; (b) during the Consulting Period, Mr. Dunaway will be entitled to receive health care benefits no less favorable on the whole to Mr. Dunaway than the benefits provided to Mr. Dunaway under the terms of the health plans maintained by the Company in which he was a participant as of November 21, 1995; and (c) within five business days following the date of his termination of employment, the Company will transfer to Mr. Dunaway or his designee any and all rights and interests of the Company under certain "key man" life insurance policies (including without limitation the cash values thereof), and Mr. Dunaway and his designee will assume any and all obligations and liabilities of the Company thereunder.

    The Dunaway Consulting Agreement also provides that (i) during the Consulting Period Mr. Dunaway will not compete with the Company or solicit employees or customers of the Company and (ii) Mr. Dunaway will not at any time disclose trade secrets or other confidential information of the Company; PROVIDED, HOWEVER, that Mr. Dunaway will not be prohibited from directly or indirectly owning, or participating in the conduct of the physician office laboratory services business of, POL, to the extent that such business is acquired by Dunaway Holdings pursuant to the POL Put Option. The Dunaway Consulting Agreement is filed with this Statement as Exhibit 2.1 and incorporated herein by reference.

    OFFICER CONSULTING AGREEMENTS. On November 21, 1995, the Company's Board of Directors approved the forms of consulting agreements (the "Officer Consulting Agreements") between the Company and Scott W. Soronen and Michael D. Kebely, the Senior Vice President and the Chief Financial Officer of the Company,
respectively (the "Officer Consultants"), pursuant to which, if the employment of either of the Officer Consultants is terminated either by the Company other than for "cause" or by the Consultant for "good reason" (each as defined in the Officer Consulting Agreements) on or prior to November 21, 1997, such Officer Consultant would be retained by the Company as a consultant for a period of nine months from the date of such termination in the case of Mr. Soronen and six months from the date of such termination in the case of Mr. Kebely (the "Consulting Period"). During the Consulting Period, the Officer Consultants would provide such consulting services as the Company may reasonably request, but not to exceed 40 hours per month during the first three months of the Consulting Period and 20 hours per month thereafter.

    If their employment is so terminated, as compensation for the services to be rendered by the Officer Consultants and the noncompetition and confidentiality agreements described below, during the Consulting Period the Company would pay Messrs. Soronen and Kebely a consulting fee at the rate of approximately $12,000 and $8,380 per month, respectively.

    The Officer Consulting Agreements also provide that (i) during the period of their employment with the Company and during the Consulting Period the Officer Consultants will not compete with the Company or solicit employees or customers of the Company and (ii) the Officer Consultants will not at any time disclose trade secrets or other confidential information of the Company. The Officer Consulting Agreements have not yet been executed by the Officer Consultants; however, the forms thereof are filed with this Statement as Exhibits 2.2 and 2.3, and incorporated herein by reference.

    OFFICER AND KEY EMPLOYEE SEVERANCE AGREEMENTS. A group of 23 officers and other key employees of the Company, including Mrs. Dunaway (the "Covered Employees"), will be offered severance agreements (the "Severance Agreements"). The Severance Agreements provide that if, on or prior to the date which is eighteen months from the date on which Parent's designees constitute a majority of the Board of Directors of the Company, a Covered Employee's employment with the Company and any subsidiary is terminated either by the Company without "cause" or by the Covered Employee for "good reason" (each as defined in the Severance Agreements), the Company will pay to such Covered Employee, in lieu of any severance or other termination benefits, for a period of either six or twelve months from the date of such termination (the "Severance Period"), an amount equal to such Covered Employee's monthly base salary as of the date his or her Severance Agreement is entered into.

    The Severance Agreements also provide that (i) during the term of their employment with the Company and the Severance Period, the Covered Employees will not solicit customers or employees of the Company and (ii) the Covered Employees will not at any time disclose trade secrets or other confidential information of the Company. The form of Severance Agreement is filed with this Statement as
Exhibit 2.4 and incorporated herein by reference.

    INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Business Corporation Law of Pennsylvania ("Pennsylvania Law") under which the Company is incorporated, permits the Company to indemnify each of its directors and officers against expenses (including attorney fees) and, except in proceedings by or in the right of the Company, against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with litigation or similar proceedings by reason of serving in such capacities if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the Company and, with respect to criminal actions or proceedings, had no reasonable cause to believe his conduct was unlawful.

    BYLAWS. The Company's bylaws generally provide that directors and officers will be indemnified to the fullest extent permissible under Pennsylvania Law against all costs, expenses, damages, judgments, penalties, punitive damages, excise taxes assessed with respect to an employee benefit plan, fines and amounts paid in settlement incurred in any proceeding (whether or not such proceeding was by or in the right of the Company) in which they were a party because of their position as a director or officer of the Company or because they served at the request of the Company as a director, officer, employee, agent, fiduciary or trustee of another corporation or entity. The bylaws also provide for the advancement of litigation expenses at the request of a director or officer provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses. Where the director or officer initiated the action or participated as an intervener or AMICUS CURIAE, the Company is not required to indemnify unless the initiation or participation has been approved by the Board. In addition, the Company is not required to indemnify a director or officer with respect to any proceeding in which a court determines that the conduct of the director or officer constituted willful misconduct or recklessness within the meaning of certain provisions of Pennsylvania Law sufficient to bar indemnification, was based upon or attributable to the receipt of a personal benefit to which the director or officer was not legally entitled, or was finally adjudicated in a prescribed arbitration proceeding to be otherwise unlawful. However, directors and officers are entitled to commence a prescribed arbitration proceeding against the Company for failure to make a requested indemnification and the Company has the burden of proving such indemnification to be improper.

    LIABILITY INSURANCE. The Company has in effect a directors' and officers' liability insurance policy under which the issuer agrees to pay on behalf of the directors and officers covered by the policy certain "losses" (as defined in the policy) for "wrongful acts" (as defined in the policy) that the directors and officers become legally obligated to pay, except losses for which the Company shall indemnify the directors and officers. The insurer agrees to pay on behalf of the Company all losses for which the Company may be required of permitted by law to indemnify the directors and officers. The policy is a "claims made policy."

    DIRECTOR INDEMNIFICATION AGREEMENTS. The Company has entered into indemnification agreements (each an "Indemnification Agreement") with each of the members of the Board of Directors which provide for indemnification to the fullest extent authorized by the Pennsylvania law, and such other terms consistent with the Bylaws of the Company, described above. The indemnification agreements were effective as of August 7, 1995 and, at the request of Parent, were amended on November 21, 1995 to eliminate a provision thereof that would have required the Company to create and fund a trust for the benefit of the Board of Directors in the event of a Potential Change in Control of the Company (as defined in the Indemnification Agreements). The execution of the Merger Agreement would have constituted a Potential Change in Control. The form of Indemnification Agreement, as amended, is filed with this Statement as Exhibit
2.7 and incorporated herein by reference.

    The Merger Agreement provides that Parent will, or will cause the Surviving Corporation to, indemnify, defend and hold harmless the present and future officers, directors, employees and agents of the Company and its subsidiaries (other that POL) for six years, and to maintain directors and officers liability insurance for not less than three years. The information set forth in Section 11 of the Offer to Purchase under the caption "Directors' and Officers' Indemnification" is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

    Upon recommendation of a Special Committee consisting of the Company's two outside directors, the Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the shareholders of the Company. The Board of Directors unanimously recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

    (B) BACKGROUND; REASONS FOR THE RECOMMENDATION.

    INFORMATION SET FORTH BELOW REGARDING PARENT AND THE PURCHASER AS TO WHICH REPRESENTATIVES OF THE COMPANY WERE NOT PARTICIPANTS WAS PROVIDED BY PARENT OR THE PURCHASER, AS THE CASE MAY BE.

    At various times during the past several years, the Board of Directors and the senior management of the Company have examined the Company's competitive position and outlook and considered various strategic alternatives with a view toward increasing shareholder values.

    In early 1994, Mr. Olav Bergheim (at the time the Group Vice President of Parent and President of Parent's Cardiovascular Group) and Mr. R. King Nelson (President of Parent's Bentley division), approached the Company to discuss Parent's interest in pursuing a possible business transaction with the Company in connection with a plan to combine certain operations of Parent's cardiovascular supply business with that of certain other perfusion services providers, including the Company. Thereafter, these individuals engaged in preliminary discussions with Mr. Dunaway and another officer of the Company, concerning Parent's plan, and with Mr. Robert Nielson, a representative of Price Waterhouse, financial advisor to Parent. In April 1994 Parent and the Company entered into a mutual confidentiality agreement in order that both parties could exchange confidential information to explore the merits of Parent's plan. Dain Bosworth Incorporated ("Dain Bosworth") was retained by the Board of Directors of the Company to explore the Company's strategic alternatives, including Parent's plan. In August 1994, Messrs. Bergheim and Nelson, Mr. John H. Kehl, Jr., a senior officer of Parent's Cardiovascular Group, Mr. Dunaway and two other officers of the Company, met during a visit of a manufacturing facility affiliated with Parent in Puerto Rico. Thereafter, the parties determined not to proceed with any such transaction at that time.

    In the following months, the Company's Board of Directors continued implementation of the Company's business strategy of acquiring smaller perfusion services businesses with a view toward increasing caseload. At the same time, the Company believed that the effects of health care price pressures and the uncertainty of the status of health care reform that had been discussed in the
U. S. Congress were having a negative impact on the profitability of the Company's business. In an effort to diversify the Company's business, the Company's Board of Directors approved the acquisition of Meditech Diagnostic Systems, Inc. (subsequently renamed PSICOR Office Laboratories, Inc. and referred to herein as "POL"). This acquisition was completed in August 1994.

    In April 1995, following Parent's acquisition of another company engaged in the perfusion business, Mr. Michael A. Mussallem, the then Group Vice President of Parent and President of Parent's Cardiovascular Group, contacted Mr. Dunaway in order to reiterate Parent's interest in engaging in a possible business combination transaction with the Company and to determine whether the Company would have an interest in reopening discussions about a possible acquisition of the Company by Parent for cash. Shortly thereafter, Mr. Mussallem and Mr. Lester
B. Knight, Executive Vice President of Parent, met with Mr. Dunaway to discuss generally the Company's business and prospects. In early May 1995 the parties discussed the possibility of providing Parent with certain information about the Company in connection with their discussions. Over the next few months the parties periodically discussed a number of alternative transaction structures and possible related value ranges but could not agree on a transaction structure or price.

    In July 1995, the Company's Board of Directors determined that it would be appropriate to have Dain Bosworth provide a formal analysis of the Company's strategic alternatives, in light of Parent's interest, and to hear presentations from senior management of the Company with respect to the Company's competitive position and outlook for the future. Special legal counsel was retained to assist the Board in this process.

    On July 20, 1995 the Company reported its financial results for the third quarter of fiscal 1995. Among other things, the Company reported a decline in its net income and earnings per share. In particular, the Company's earnings per share for the third quarter and the first nine months of fiscal 1995 declined 54% and 19%, respectively, from earnings per share for the same periods in fiscal 1994. The Company attributed the decline in net income primarily to continued losses from its physician office laboratory operations (conducted by POL) and lower-than-anticipated income from operations of the perfusion business primarily due to continuing pricing pressures on sales of disposable supplies.

    From July 17 through August 6, 1995, there were numerous telephone conversations between legal counsel and financial advisors for both Parent and the Company, with Parent's representatives seeking a determination of the Company's interest in engaging in discussions regarding a possible transaction with Parent.

    A Special Meeting of the Board of Directors of the Company was held on August 7, 1995 to review strategic alternatives and other matters. Legal counsel advised the Board regarding the discharge of its fiduciary duties when considering strategic alternatives and explained various provisions of Pennsylvania law that would impede the completion of a business combination transaction that was not approved by the Board of Directors. Dain Bosworth made a detailed financial presentation regarding various strategic alternatives, and set forth implied valuations of the Company utilizing various valuation methodologies. Management of the Company presented their view of the Company's competitive position and outlook, and reported on the progress of the POL acquisition to date, including various problems that had been encountered and the steps that had been implemented to deal with those problems. The Board also considered the adoption of a shareholder rights plan and severance agreements for officers and key employees, but concluded to table action on such matters. As a result of these presentations, the Company's Board of Directors concluded that it would not actively pursue a sale of the Company; however, the transaction that had been discussed by Parent, including the preliminary price per share that had been proposed, was sufficiently attractive that the Company's financial advisors were directed to obtain additional information regarding Parent's interest.

    On August 11, 1995 Parent delivered to the Company an offer to acquire all of the outstanding shares of capital stock of the Company for $14 per share in a transaction proposed to be structured as a tender offer followed by a merger at the same price per share. The offer was conditioned upon it not being publicly disclosed by the Company. Other proposed terms included (i) an option to purchase Mr. Dunaway's shares at the same price, (ii) the Company's agreement not to "shop" the proposal, (iii) a termination fee payable to Parent and (iv) the right of Parent to match any offers that the Company might receive for the entire Company or the perfusion business.

    On August 11 and August 15, 1995 the Board met by conference telephone calls to consider Parent's proposal and determined that, while it was not interested in pursuing a possible transaction at the price per share proposed by Parent, it might be willing to consider a possible transaction at a higher price.

    From August 15 through August 18, 1995, representatives of both parties continued telephone conversations, with the Company's advisors suggesting that Parent agree to a confidentiality and standstill agreement in order for the Company to share with Parent the reasons why the Company believed that a higher price was warranted before further discussions could take place. During these conversations, legal counsel for Parent advised legal counsel for the Company that Parent was not interested in acquiring POL and suggested ways in which POL could be spun off from the Company or otherwise disposed of in order to enable Parent to proceed. On August 18, 1995 representatives of CS First Boston advised representatives of Dain Bosworth that Parent would not sign a confidentiality agreement and standstill agreement until the Company responded satisfactorily to certain inquiries, including whether Mr. Dunaway was willing to acquire POL and if so, for what price.

    The Board of Directors of the Company considered this matter at a special meeting held by conference telephone call on August 19, 1995. Legal counsel was directed to respond to Parent's inquiries. In particular, the Board declined to comment with respect to the value of POL or whether Mr. Dunaway would acquire POL. Thereafter, conversations continued between the legal and financial advisors of Parent and the Company.

    On or about August 24, 1995, Mr. Dunaway received an unsolicited inquiry from a large overseas-based manufacturer of cardiovascular equipment and supplies to renew exploratory discussions that had taken place several months earlier with respect to a possible significant equity investment in, or acquisition of, the Company. Mr. Dunaway advised the caller that, although the Company was not actively seeking a buyer at that time, the Board might be interested in considering an attractive proposal.

    At Parent's request, on August 30, 1995 Messrs. Dunaway and Mussallem, and their respective legal advisors, met to discuss alternative structures for a possible transaction and other methods by which Parent could increase the price per share it might be willing to pay to acquire the Company's perfusion business. Among other things, the alternatives discussed included the possibility of the Company selling or engaging in a spinoff of its subsidiary, POL, in connection with a possible acquisition of the rest of the Company's business by Parent.

    Later that afternoon, a special meeting of the Company's Board of Directors was held by conference telephone call. Representatives of Dain Bosworth also participated. Following lengthy discussion, it was determined by the Board that it was not interested in pursuing a possible transaction at the price per share proposed by Parent, and authorized the Company's representatives to suggest a proposal that the Board might find more attractive. Mr. Dunaway advised the Board that, as a shareholder, he was not willing to sell his shares at the price proposed by Parent.

    On August 31, 1995, representatives of the Company relayed the Board's message to representatives of Parent. Several discussions followed. Mr. Dunaway advised representatives of Parent that he would not, as a shareholder, sell his shares for the price proposed by Parent because he believed that such price was inadequate, and that it did not accurately reflect the true value of the Company's business to Parent. A special meeting of the Board of Directors was subsequently called by conference telephone, at which the Board was advised of developments and it was determined that the Company would not approach Parent to discuss this matter further.

    During the first week of September 1995, Mr. Dunaway received an unsolicited telephone call from another manufacturer of disposable supplies used in cardiovascular procedures expressing an interest in discussing a possible business combination with the Company. Mr. Dunaway agreed to consult with the Company's Board of Directors for instructions.

    Also, during that week Mr. Mussallem contacted Mr. Dunaway to further explore potential ways for Parent to increase the value it might be willing to pay in a possible acquisition of the Company. During the next week, Mr. Mussallem again contacted Mr. Dunaway and indicated that, subject to completion of Parent's due diligence review of the Company, it might be willing to consider acquiring all of the outstanding shares of capital stock of the Company in a transaction similar to that contemplated by the Offer and Merger at $17 per share, and that Parent would not require that POL be disposed of prior to a transaction with Parent. Mr. Dunaway agreed to take the information under advisement and respond at a future time, but did not indicate whether any such transaction or consideration might be acceptable. Nonetheless, the parties decided to direct their legal representatives to begin discussing the other terms of a possible transaction.

    A special meeting of the Company's Board of Directors was held by conference telephone call on September 12, 1995. Mr. Dunaway reported on his recent conversations with the unsolicited third parties and with Mr. Mussallem. Following discussion in which legal counsel and representatives of Dain Bosworth participated, it was determined that legal counsel would permit legal counsel for Parent to provide draft documentation so that all of the terms of a possible transaction with Parent could be reviewed and discussed. The Board also determined that it would be in the best interests of the Company's shareholders to contact other parties that had expressed interest in the Company in order to test the market and the attractiveness of the price being discussed with Parent. Dain Bosworth was directed to make such contacts. The Board expressly confirmed, however, that it was not by these actions determining that the Company would be sold to any party.

    Over the next two weeks the parties' legal advisors discussed the general terms of the Merger Agreement and the Tender and Option Agreement other than the consideration payable thereunder, including (i) the option to purchase Mr. Dunaway's shares at the same price, (ii) the Company's agreement not to "shop" the possible transaction, (iii) certain rights of the Company related to the exercise of the Board's fiduciary duties, (iv) a termination fee payable to Parent, (v) the right of Parent to match any offers that might be received for the Company, and (vi) certain employee matters. Parent's legal advisors also raised the possibility of Parent receiving certain nonpublic information about the Company, and the Company's legal advisors responded that Parent's agreements to enter into a confidentiality and standstill agreement would be a condition to providing any such nonpublic information.

    During this same period, Dain Bosworth made contact with four other parties, three of which had expressed interest in the Company in the past and the fourth of which was believed by the Company's Board of Directors to have potentially attractive synergies with the Company from a strategic point of view. Three of the parties contacted executed confidentiality and standstill agreements and engaged in due diligence, including, in the case of two of the parties, on-site due diligence at the Company's offices in San Diego.

    On September 28, 1995 Mr. Dunaway, Mr. Mussallem and their respective legal advisors again met to discuss a possible transaction including, among other things, the terms of the Merger Agreement, the Tender and Option Agreement and other matters relating to a possible transaction. Mr. Mussallem indicated that Parent might be willing to engage in a transaction similar to that contemplated by the Offer and the Merger at $17.50 per share provided that all other material terms were as Parent had proposed and subject to satisfactory completion of due diligence with respect to nonpublic information as yet to be provided to Parent. No agreement was reached, but Mr. Dunaway indicated a willingness to present the proposal to the Board if legal counsel could reach consensus on various terms of a possible proposal. The parties directed their legal representatives to continue reviewing the possible terms.

    From September 28 through October 20, 1995 legal counsel continued discussions concerning the forms of agreements. On October 13, 1995, Parent and the Company entered into the Confidentiality Agreement and, commencing on October 17, 1995, members of Parent's senior management conducted a due diligence review of non-public information regarding the Company at the Company's offices. During this period, two of the other three parties that had entered into confidentiality and standstill agreements and had performed due diligence, notified the Company that they were not interested in pursuing discussions at that time.

    On October 13, 1995 a representative of Dain Bosworth received a voice mail message from the remaining party that had signed a confidentiality and standstill agreement indicating that it was still interested in a possible transaction with the Company, that it was not in a position to move forward at that time, but that it would attempt to be more specific with respect to its interest in the next several days.

    The Company's Board of Directors held a special meeting at the offices of Dain Bosworth in Minneapolis, Minnesota, on October 15, 1995. Legal counsel reported on the status of discussions with Parent and discussed drafts of documents that were distributed to the directors for their review, including provisions in the draft documents relating to the Board's ability to consider a higher offer subsequent to signing an agreement with Parent, the termination rights of the parties, the terms of ancillary agreements, termination fees and other significant terms of the proposed agreements. Representatives of Dain Bosworth reported with respect to the contacts with interested third parties, and presented a detailed analysis of Parent's proposal from a financial point of view. Dain Bosworth indicated that, based on the analysis on that date and the proposed purchase price of $17.50 per Share in cash, it expected to be able to give an opinion with respect to the fairness of the transaction to the Company's shareholders from a financial point of view.

    On the afternoon of October 20, 1995, legal counsel for Parent contacted legal counsel for the Company and indicated that the results of Parent's due diligence had caused it to reconsider its decision to acquire all of the Company, and that Parent was prepared to proceed only if POL was disposed of prior to the completion of any transaction with Parent. The suggestion was made by Parent that Mr. Dunaway be required to enter into an agreement to agree to acquire POL on terms satisfactory to Parent, if no higher offer for POL was received, and that this would be a condition precedent to Parent's willingness to proceed with the transaction.

    A special meeting of the Board was held by conference telephone call on October 24, 1995 to discuss Parent's requirements. Alternatives with respect to POL, including a possible spin-off, were discussed. Mr. Dunaway advised the Board that he was not interested in acquiring POL on the terms that had been proposed by Parent. It was determined that Parent should be notified of this fact and told that the Board was willing to move forward on the original proposal. Upon receiving this message from counsel to the Company, representatives of Parent advised the Company's counsel that Parent was not willing to proceed on that basis.

    Accordingly, from October 24 through November 3, 1995, Mr. Dunaway and representatives of Parent discussed possible terms of the purchase of POL by Mr. Dunaway. On November 3, 1995, a special meeting of the Board of Directors of the Company was held by conference telephone call, wherein Mr. Dunaway advised the Board of the terms under which he would be willing to acquire POL, thereby allowing Parent and the Company to move forward with discussions concerning the larger proposal. The Company formed a Special Committee, consisting of Messrs. Rees and McFarlin, to consider the terms of the POL acquisition by Mr. Dunaway, and Mr. Dunaway was directed to retain separate legal counsel to act on his behalf.

    During the succeeding three weeks, the parties negotiated the terms of a possible sale of POL to Mr. Dunaway or his designee in the event no better alternative became available, and agreed that the purchase price to be paid by Mr. Dunaway would be $4 million, subject to adjustment, consisting of $1 million in cash, subject to adjustment, and $3 million in an unsecured subordinated ten-year note bearing interest at a prime rate. In the event the Company identified a purchaser of POL for a cash purchase price greater than $4 million, then the Company would be free to accept such proposal and the proceeds in excess of $4 million (after deduction for costs and expenses of the sale and any financial advisory fees) would be paid as a dividend to Company shareholders prior to consummation of the Offer. In the event such a third party acquiror was identified during the initial term of the Offer, but a transaction could not be consummated within that time frame, the Company could request an extension of the initial term of the Offer for an additional 15 business days to allow for consummation of such a proposal.

    During the same period, Mr. Dunaway retained separate counsel to negotiate the terms of the purchase proposal and the Company and Parent continued to negotiate the remaining terms of the agreement between Parent and the Company. Negotiations continued through November 21, 1995, at which time definitive documentation for all of the transactions contemplated by the agreements was agreed to by the respective parties thereto.

    On November 13, representatives of Dain Bosworth received a telephone call from representatives of the third party that had made contact on October 13,
indicating  the  party's  continued  interest.  Such  party  was  contacted   by
representatives of Dain Bosworth on November 14 and advised that if it was interested, it was imperative that the Company receive a proposal within the next several days. No proposal was ever received.

    On November 21, 1995, the Company's Board met to receive a report from the Special Committee, consider Parent's proposal and other alternatives. The terms of the proposed transaction and related merger agreement were presented to and reviewed by the Board. Dain Bosworth made presentations to the Board and delivered its opinion that, as of November 21, 1995, the $17.50 per share cash consideration to be received by shareholders of the Company pursuant to the Offer and the Merger is fair to the shareholders of the Company from a financial point of view. The Board also discussed the terms of the transaction pursuant to which Mr. Dunaway would agree to acquire POL in the event that the Company was unable to find another purchaser at a higher price. It was also noted that the press release announcing the transaction with Parent would expressly note that the Board was marketing the sale of POL. Mr. and Mrs. Dunaway were excused from the meeting while the Special Committee discussed the Parent's offer, and the terms of the POL Put Option, the Tender and Option Agreement, the Dunaway Consulting Agreement and a severance agreement with Mrs. Dunaway. The full Board then discussed the proposed Merger Agreement and reviewed proposed resolutions related to the transaction. The Special Committee unanimously recommended that the Board proceed with the transactions as presented to the meeting.

    After discussion and further analysis, the Company's Board unanimously decided to proceed with the sale of the Company and to accept Parent's proposal, and it then approved the Merger Agreement and the transactions contemplated thereby and unanimously recommended that the shareholders of the Company accept the Offer and tender their shares pursuant thereto. With respect to the Merger, the Board unanimously recommended that, if a shareholder vote is required by applicable law, the shareholders of the Company vote in favor of approval and adoption of the Merger Agreement and the Merger.

    Parent, Purchaser and the Company executed and delivered the Merger Agreement on November 22, 1995. On November 22, 1995, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement and Tender and Option Agreement. The Purchaser commenced the Offer on November 29, 1995.

    In approving the Merger Agreement and the transactions contemplated thereby, including the POL Put Option, the Special Committee and the Board considered a number of factors, including:

           (i)
           the familiarity of the Special Committee and the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates, based, in part, upon presentations by management of the Company, including the prospects for the Company if the Company were to remain independent, and the presentations by Dain Bosworth on August 7, 1995, October 15, 1995 and November 21, 1995;

          (ii)
           the terms of the Merger Agreement, including the proposed structure of the Offer and Merger involving an immediate cash tender offer for all outstanding Shares to be followed by a Merger for the same consideration, thereby enabling shareholders to obtain cash for their shares at the earliest possible time;

         (iii)
           the results of the process undertaken to identify and solicit proposals from third parties to enter into a strategic transaction with the Company;

          (iv)
           that Parent required, late in discussions with it, that POL be disposed of prior to its purchase of any shares in the Offer or the
    Merger; that the prospects for POL as a stand alone publicly traded corporation were not favorable, due to its size, the likely low price of its common stock and probable lack of a public trading market therefor; and that the POL Put Option would enable the Board to establish a floor price for any other bids for POL and would enable the Company to satisfy Parent's condition that POL be sold, thereby enabling the Company's shareholders to obtain the benefits of the Offer and the Merger;

           (v)
           that the terms of the Merger Agreement, including the termination fee provisions and that Parent had agreed to sell any Shares it acquires upon exercise of the option under the Tender and Option Agreement into another transaction approved by the Board in accordance with the Merger Agreement, should not unduly discourage third parties from making a bona fide proposal subsequent to signing the Merger Agreement;

          (vi)
           the trading price of the Shares over the last three years and that the $17.50 per Share Offer price represents a premium of approximately 15% over the last sale price for the Shares on the NASDAQ National Market on November 21, 1995, the last trading day prior to the public announcement of the execution of the Merger Agreement; and a premium of approximately 30% over the average last sale price for the Shares over the 30 trading days preceding such announcement;

         (vii)
           the presentations by Dain Bosworth on August 7, 1995, October 15, 1995 and November 21, 1995, and Dain Bosworth's opinion that, as of
    November 21, 1995, the $17.50 per Share cash consideration to be received by the holders of the Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. Copies of the opinion of Dain Bosworth is attached hereto, filed as Exhibit 6 and incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF DAIN BOSWORTH CAREFULLY IN ITS ENTIRETY;

        (viii)
           that the Merger Agreement permits the Company, in the exercise of the fiduciary duties of the Board of Directors, to furnish nonpublic information and access in response to requests which were not solicited by the Company after the date of the Merger Agreement to third parties pursuant to confidentiality agreements, and to participate in discussions and negotiations with any third party that has submitted a bona fide written acquisition proposal to the Company;

          (ix)
           that the POL Put Option permits the Company to entertain other proposals for the sale of POL, that the Merger Agreement permits the
    Company to pay a special dividend to holders of the Shares in an amount equal to the difference between the price provided by the POL Put Option and a Higher POL Offer accepted by the Company, net of transaction costs payable by the Company, that Dain Bosworth was retained to market POL and that the press release announcing the execution of the Merger Agreement would disclose that fact;

           (x)
           that Mr. Dunaway, the founder, chief executive officer and principal shareholder of the Company, advised the Board of his belief that the
    $17.50 per Share price offered by Parent was an attractive price, given his intimate knowledge of the Company, its business and prospects, and that he had determined to accept such price;

          (xi)
           the terms of the Tender and Option Agreement, pursuant to which Mr. and Mrs. Dunaway and the Trust agree to sell their Shares to Parent for $17.50 per Share, and that they are willing to assign the benefits of a higher price obtained from another party to Parent, indicating their belief in the attractiveness of the price per Share offered by Parent;

         (xii)
           the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent could be entitled to a fee of $4 million (including expenses) upon termination of the Merger Agreement under certain circumstances, including the withdrawal of the Board of Directors' recommendation with respect to the Offer and the Merger;

        (xiii)
           the scope and detail of the negotiating process that led to the finalization of the Merger Agreement, including the fact that the
    Company negotiated an increase from Parent's original proposal of $14.00 per Share; and

         (xiv)
           the representation of Parent and the Purchaser that they have sufficient funds available to them to consummate the Offer and the
    Merger.

    The Special Committee and the Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the
Special Committee and the Board of Directors viewed its position and recommendations as being based upon the totality of the information presented to and considered by them.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Dain Bosworth Incorporated ("Dain Bosworth") was retained by the Company to act as financial advisor to the Company to explore strategic alternatives and, in connection therewith, with respect to the Offer, the Merger and related matters, and to act as financial advisor to the Board of Directors for purposes of evaluating the fairness, from a financial point of view, of the cash consideration to be received by shareholders pursuant to the Offer and the Merger. Pursuant to a letter agreement, dated June 14, 1994, between the Company and Dain Bosworth, the Company agreed to pay Dain Bosworth an engagement fee of $10,000, an advisory fee of $40,000 and a fairness opinion fee of $60,000, $30,000 of which fees have been paid by the Company to such firm. In addition, the Company will pay Dain Bosworth a transaction fee of approximately $971,000, which amount represents 1.125% of the aggregate consideration represented by the transactions contemplated by the Merger Agreement to be paid upon consummation of the Offer and the Merger. The Company has also agreed to reimburse Dain Bosworth for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Dain Bosworth against certain liabilities, including liabilities arising under the federal securities laws.

    The Company has also retained Dain Bosworth to assist it in the marketing of POL pursuant to a letter agreement dated as of November 21, 1995. For its services in connection therewith, the Company has agreed to pay Dain Bosworth an engagement fee of $25,000 and a transaction fee if POL is sold to a party other than Dunaway Holdings in an amount equal to 5% of the total consideration received by the Company upon consummation of a Higher POL Offer, subject to a minimum transaction fee of $200,000.

    Dain Bosworth has provided certain investment banking services to the Company from time to time for which it received customary compensation. Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS; AND INTENT WITH RESPECT TO SECURITIES.

    (a)Except pursuant to the Company's employee stock plans, and transactions contemplated by the Tender and Option Agreement, no transactions in the
Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b)To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for (i) Shares the sale of which may result in liability for the holder(s) under Section 16(b) of the Exchange Act, (ii) Shares which are subject to restrictions on transfer and (iii) gifts of Shares to family members or charitable organizations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a)Except as set forth in items 3(b) or 4(b) above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b)Except as described in Items 3(b) or 4(b) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    The information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other that at a meeting of the Company's shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

 EXHIBIT NO:
-------------
Exhibit 1      Agreement and Plan of Merger, dated as of November 22, 1995, by and among Parent, Purchaser, and the Company
Exhibit 2.1    Consulting Agreement between the Company and Michael W. Dunaway
Exhibit 2.2    Form of Consulting Agreement between the Company and Scott Soronen
Exhibit 2.3    Form of Consulting Agreement between the Company and Michael Kebely
Exhibit 2.4    Form of Severance Agreement
Exhibit 2.5    Tender and Option Agreement, dated as of November 22, 1995, by and among Mr. Dunaway, Mrs. Dunaway, and the Dunaway Family Trust, Purchaser and Parent
Exhibit 2.6    Put Option Agreement, dated as of November 22, 1995, between the Company and Dunaway Holdings, Inc.
Exhibit 2.7    Form of Director Indemnification Agreement
Exhibit 3      Confidentiality Agreement, dated October 13, 1995, between the Company and Parent.
Exhibit 4      Press Release issued jointly by the Company and Parent dated November 22, 1995.
Exhibit 5      Letter to Shareholders of the Company dated November 29, 1995.*
Exhibit 6      Opinion of Dain Bosworth Incorporated dated November 29, 1995.*

------------------------
*Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PSICOR, INC.
                                          /s/__MICHAEL W. DUNAWAY_______________
                                          By: Michael W. Dunaway
                                          Title: CHAIRMAN AND CHIEF EXECUTIVE
                                                 OFFICER

Dated: November 29, 1995

                                                                      SCHEDULE I

                                  PSICOR, INC.
                           16818 VIA DEL CAMPO COURT
                          SAN DIEGO, CALIFORNIA 92127

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER.

    This Information Statement is being mailed on or about November 29, 1995, as a part of the Company's Solicitation/Recommendation Statement and Schedule 14D-9 ("Schedule 14D-9") to the holders of record of the Shares at the close of business on or about November 27, 1995. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to use all reasonable efforts to cause the Parent Designees (as defined below) to be elected to the Board of Directors of the Company under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; Parent Designees." You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this information statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on November 29, 1995. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, January 3, 1996, unless the Offer is extended.

    The information contained in this Information Statement concerning the Parent and the Parent Designees has been furnished to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 21, 1995, there were 4,360,142 Shares outstanding. The Board of Directors currently consists of four members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

    Pursuant to the Merger Agreement, promptly upon the later of (i) the purchase of and payment for any Shares (including without limitation all Shares subject to the Tender and Option Agreement) by Purchaser or any other subsidiary of parent pursuant to the Offer or the Tender and Option Agreement and (ii) the expiration or waiver of the Company's right to terminate the Merger Agreement under Section 8.1(c)(i) thereof, the Parent shall be entitled to designate such number of directors ("Parent Designees"), rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on the Board of Directors of the Company which, immediately prior to such calculation, shall not consist of more than four directors multiplied by the ratio of the aggregate number of Shares beneficially owned by Parent, Purchaser or any of their affiliates to the total number of Shares then outstanding, and the Company shall, upon request of Purchaser, take all action necessary to cause the Parent Designees to be elected as directors of the Company, including increasing the size of the Company's Board of Directors or securing the resignations of incumbent directors. At such time, the Company shall also cause persons designated by the Parent to constitute the same percentage (rounded up to the next whole number) as is on the Board of Directors of the Company of (i) each committee of the Company's Board of Directors, (ii) each Board of Directors of each Subsidiary of the Company, and (iii) each committee of each such board. Notwithstanding the foregoing, until the Effective Time, neither Parent nor Purchaser nor their affiliates shall take any action as directors or shareholders of the Company to cause the removal of Laverne W. Rees and Whitney A. McFarlin, independent directors of the Company on the date of the Merger Agreement.

    The Parent has informed the Company that each of the Parent Designees has consented to act as a director. It is expected that the Parent Designees may assume office as described above and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors of the Company. It is further expected that none of the Parent Designees will receive any compensation for services performed in his capacity as a director of the Company.

    Biographical information concerning each of the Parent Designees, and directors and executive officers of the Company is presented in the following pages.

PARENT DESIGNEES

    Parent will choose the Parent Designees from among the directors and officers of Parent, Purchaser and Baxter International Inc. listed in Schedule I of the Offer to Purchase, a copy of which is being mailed to shareholders of the Company together with this Schedule 14D-9. The information on such Schedule I is incorporated herein by reference.

DIRECTORS

    Michael W. Dunaway, age 55, founder of the Company, has been Chief Executive Officer and Chairman of the Board of Directors since the Company's inception in 1968 and has been President since January 1991. Mr. Dunaway also served as President from July 1984 to December 1989.

    Trudy V. Dunaway, age 44, the wife of Michael W. Dunaway, has been a director of the Company since 1982, Assistant Treasurer since February 1990, Secretary since July 1992 and Vice President -- Planning and Development since February 1993. Mrs. Dunaway also served as Assistant Secretary of the Company from 1985 to July 1992 and served as Vice President -- Operations Support form April 1986 to September 1989.

    Laverne W. Rees, age 64, has served as a director of the Company since 1987. Mr. Rees has been an independent management consultant since August 1985. From January 1981 to February 1985, Mr. Rees was President of St. Jude Medical, Inc., St. Paul, Minnesota, a manufacturer of heart valves. Mr. Rees serves a member of the board of directors of General Securities, Inc., a mutual fund.

    Whitney A. McFarlin, age 55, was appointed a director of the Company in December 1989. Mr. McFarlin has been the Chief Executive Officer, Chairman of the Board of Directors and President of Angeion Corporation, a medical products company, since October 1993. From September 1990 until October 1993, Mr. McFarlin was the President and Chief Executive Officer of Clarus Medical Systems, Inc. ("Clarus"), a biomedical engineering company. Mr. McFarlin is currently a director of Clarus. Mr. McFarlin also serves as a member of the board of directors of Zero Corporation.

EXECUTIVE OFFICERS

    The persons listed below currently are the executive officers of the Company.

        NAME AND AGE                              OFFICES AND LENGTH OF SERVICE
-----------------------------  -------------------------------------------------------------------
Michael W. Dunaway, 55         Chief Executive Officer and Chairman of the Board of Directors
                                since 1968; President since 1991
Jeffrey C. Crowley, 46         Senior Vice President since 1988
Scott W. Soronen, 43           Senior Vice President since 1992
Michael D. Kebely, 46          Chief Financial Officer since May 1995
Trudy V. Dunaway, 44           Vice President -- Planning and Development since 1993; Secretary since 1992 and Assistant Treasurer since 1990

    Jeffrey C. Crowley, Senior Vice President in charge of clinical operations and hospital corporation liaison, was previously a practicing perfusionist and has been with the Company since 1979, holding both district and regional management positions. In 1985, he was promoted to Director of Clinical Operations, then to Vice President -- Clinical Operations in 1987, to Senior Vice President -- Clinical Operations in 1988 and to Senior Vice President -- Clinical Operations West in 1990, a position he held until being named to his present positions.

    Scott W. Soronen, Senior Vice President for acquisitions and also responsible for physician office laboratory services, joined the Company in 1981 as a staff perfusionist. In 1984 he was named Director of Human Resources, in July 1987 he became Vice President -- Human Resources, in March 1988 he became Vice President -- Clinical Operations Support and in October 1992 he became Senior Vice President -- Clinical Operations Central, a position he held until being named to his present position.

    Michael D. Kebely, Chief Financial Officer, joined the Company in May 1995. From March 1993 to May 1995, Mr. Kebely was the Chief Financial Officer of Lottery Enterprises, Inc., a manufacturer of vending machines located in San Diego, California, and from December 1990 to March 1993, Mr. Kebely was the Chief Financial Officer of Windsor Group, Inc., a real-estate syndication firm located in Escondido, California.

    Background information concerning Michael W. Dunaway and Trudy V. Dunaway is set forth under "Board of Directors and Executive Officers -- Directors."

    All officers of the Company serve at the pleasure of the Board of Directors.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    Based on information available to the Company (a Schedule 13G dated October 9, 1995), 665,100 shares of Common Stock, representing 15.25% of the shares outstanding, were beneficially owned on October 9, 1995, by Heartland Advisors, Inc. ("Heartland Advisors"), 790 North Milwaukee Street, Milwaukee, Wisconsin 53202. Of these shares, Heartland Advisors has reported that it has sole power to vote or direct the vote over 79,200 shares (1.82% of the outstanding shares) and has sole dispositive power over all 665,100 shares beneficially owned. Of the 665,100 shares beneficially owned by Heartland Advisors, 313,500 shares were also beneficially owned by the Heartland Group, Inc.

    Based on information available to the Company (a Schedule 13G dated October 9, 1995), 313,500 shares of Common Stock, representing 7.2% of the shares outstanding, were beneficially owned on October 9, 1955, by Heartland Group, Inc. ("Heartland Group"), 790 North Milwaukee Street, Milwaukee, Wisconsin 53202. Of these shares, Heartland Group has reported that it has sole power to vote or direct the vote of 313,500 shares (7.2% of the outstanding shares) and no dispositive power over any of these shares.

    The following table sets forth the number of shares of the Company's Common Stock (which is the only class of stock outstanding) beneficially owned, as of November 21, 1995, together with the percentage of the outstanding shares which such ownership represents, by each director, each Named Executive Officer (as defined under "Executive Compensation"), and all directors and executive officers of the Company as a group. The information with respect to directors and officers has been obtained from the respective individuals and is reported in accordance with the beneficial ownership rules of the Securities and Exchange Commission under which a person may be deemed to be the beneficial owner of a security if such person has or shares voting power or investment power with respect to such security or has the right to acquire such ownership within the next 60 days.

                                               NUMBER OF      PERCENT OF
             NAME AND ADDRESS                  SHARES (1)        CLASS
-------------------------------------------  --------------  -------------
Michael W. Dunaway, 55                          1,936,397(2)     44.41%
  16818 Via Del Campo Court
  San Diego, California 92127
Trudy V. Dunaway, 44                                1,763(3)      --  (3)
  16818 Via Del Campo Court
  San Diego, California 92127
Laverne W. Rees, 64                                15,000(4)         *
  HC1 Box 98B
  Hovland, Minnesota 55606
Whitney A. McFarlin, 55                            12,000(5)         *
  460 Peavey Lane
  Wayzata, Minnesota 55447
Jeffrey C. Crowley, 46                             79,141(6)      1.79%
  16818 Via Del Campo Court
  San Diego, California 92127
Scott W. Soronen,43                                81,818(7)      1.85%
  16818 Via Del Campo Court
  San Diego, California 92127
All directors and executive officers as a
 group (seven persons)                          2,126,119(8)     47.05%

------------------------
*   Less than 1% of the outstanding shares

(1) Unless otherwise indicated, each person has sole voting and investment power with respect to all shares owned by such person.

(2) Includes 1,917,526 Shares owned by the Dunaway Family Trust of which Mr. Dunaway is a settlor and co-trustee and 4,971 Shares which have been allocated to Mr. Dunaway under the Company's Employee Stock Ownership Plan. Mr. Dunaway shares voting and investment power with respect to the shares owned by the trust. See note (3).

(3) Represents shares which have been allocated to Mrs. Dunaway under the Company's Employee Stock Ownership Plan. Mrs. Dunaway may be deemed to own beneficially the 1,936,397 Shares beneficially owned by her spouse, Michael
    W. Dunaway. Mrs. Dunaway is a settlor and co-trustee of the Dunaway Family Trust and shares voting and investment power with respect to the 1,917,526 Shares owned by the trust.

(4) Includes stock options for 10,000 shares which are exercisable within 60 days.

(5) Includes stock options  for 10,000  shares which are  exercisable within  60 days.

(6) Includes 73,500 Shares which may be acquired within 60 days pursuant to the exercise of stock options and 3,424 shares which have been allocated under the Company's Employee Stock Ownership Plan.

(7) Includes 65,000 Shares which may be acquired within 60 days pursuant to the exercise of stock options and 2,784 shares which have been allocated under the Company's Employee Stock Ownership Plan. Excludes 400 shares held by Mr. Soronen's spouse, as to which Mr. Soronen does not share voting and dispositive power.

(8) Includes an aggregate of 158,500 Shares which members of the group may acquire within 60 days pursuant to the exercise of stock options and 12,942 Shares which have been allocated to the respective accounts of the members of the group under the Company's Employee Stock Ownership Plan.

               THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

    The Board of Directors is responsible for the overall affairs of the Company. To assist it in carrying out its duties, the Board has delegated certain authority to standing audit and compensation committees. Members of each standing committee are appointed by the Board of Directors at its organizational meeting following each annual meeting of shareholders. The Company does not have a nominating committee or other committee performing similar functions.

    The Audit Committee of the Board of Directors is presently comprised of Messrs. McFarlin (Chairman) and Rees. The Audit Committee recommends to the Board the nomination of independent auditors, reviews with the independent auditors the scope and results of the audit engagement and any non-audit services to be performed by the independent auditors, and evaluates the independence of the independent auditors and their fees for audit and non-audit services.

    The Compensation Committee is presently comprised of Messrs. Rees (Chairman) and McFarlin. The Compensation Committee reviews and recommends to the Board the salaries and bonuses of all officers of the Company and remuneration of directors.

    During the year ended September 30, 1995, the Board met a total of ten times. Neither the Compensation Committee nor the Audit Committee met during the year ended September 30, 1995. Each director attended at least 75% of the total number of meetings of the Board and of any committees on which he or she served during the period.

    COMPENSATION OF DIRECTORS. Directors, other than those who are also employees of the Company, are paid an annual retainer of $5,000 plus a fee of $1,000 for attendance at each regular or special meeting of the Board. An additional special fee of $25,000 was paid to Messrs. McFarlin and Rees for services performed in connection with the transactions contemplated by the Merger Agreement.

    At the 1988 Annual Meeting of Shareholders, the Company's shareholders approved the adoption of the Nonqualified Stock Option Plan for Directors of PSICOR, Inc. (the "Directors' Plan"). Under the Directors' Plan, 50,000 shares of Common Stock were initially reserved for annual option grants to directors of the Company who are not employees of the Company. Options may be granted pursuant to the Directors' Plan until December 3, 1997, when the Directors' Plan will terminate.

    Under the Directors' Plan, as soon as reasonably practicable following each annual meeting of stockholders each non-employee director of the Company who either (i) was elected at such annual meeting or (ii) continues to serve as a director following such annual meeting is granted an option to purchase 2,000 Shares at a price equal to the fair market value of the Common Stock on the date of grant. Each option is exercisable in full beginning six months after the date of grant and may be exercised for a period not to exceed five years from the date of grant, PROVIDED, that all outstanding options that have not previously become exercisable will become exercisable in full in the event of a "change in control" (as defined in the Directors' Plan). No options will become exercisable as a result of the transactions contemplated by the Merger Agreement.

                             EXECUTIVE COMPENSATION

    The following table sets forth information concerning compensation paid to the Chief Executive Officer and the other two most highly paid executive officers of the Company who earned more than $100,000 in salary and bonus in the fiscal year ended September 30, 1995 (the "Named Executive Officers") during the fiscal years ended September 30, 1995, 1994 and 1993.

                           SUMMARY COMPENSATION TABLE

                                                                  LONG TERM
                                                                COMPENSATION
                                                                -------------
                                                                   AWARDS
                                                                -------------
                                   ANNUAL COMPENSATION (1)       SECURITIES
                               -------------------------------   UNDERLYING      ALL OTHER
          NAME AND                         SALARY               OPTIONS/SARS   COMPENSATION
     PRINCIPAL POSITION          YEAR        ($)     BONUS ($)     (#) (2)        ($) (3)
-----------------------------  ---------  ---------  ---------  -------------  -------------
Michael W. Dunaway                  1995    225,000     --           --              3,600
Chief Executive Officer,            1994    212,692     --           --             11,627
Chairman and President              1993    206,137     15,000       --             15,571
Jeffrey C. Crowley                  1995    145,000     --           20,000            835
Senior Vice President               1994    139,866     --           12,500          7,600
                                    1993    136,300     15,000       25,000         12,429
Scott W. Soronen                    1995    145,000     --           20,000            489
Senior Vice President               1994    124,433     --           20,000          6,506
                                    1993    110,088     15,000       25,000         10,866

------------------------
(1) Includes amounts earned in fiscal year, whether or not received in such fiscal year.

(2) The options granted to Messrs. Crowley and Soronen during the fiscal year ended September 30, 1993 represent options regranted upon the cancellation of options granted to such individuals during the fiscal year ended September 30, 1992.

(3) Represents premium payments made by the Company on a group term life insurance policy.

OPTION GRANTS AND RELATED INFORMATION

    The following table sets forth information concerning stock option grants to the Named Executive Officers during the fiscal year ended September 30, 1995.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                               INDIVIDUAL GRANTS
                                            -------------------------------------------------------  POTENTIAL REALIZABLE VALUE
                                              NUMBER OF      % OF TOTAL                              AT ASSUMED ANNUAL RATES OF
                                              SECURITIES    OPTIONS/SARS                              STOCK PRICE APPRECIATION
                                              UNDERLYING     GRANTED TO    EXERCISE OR                  FOR OPTION TERM (2)
                                             OPTIONS/SARS   EMPLOYEES IN   BASE PRICE   EXPIRATION   --------------------------
NAME                                        GRANTED ($)(1)   FISCAL YEAR     ($/SH)        DATE         5% ($)       10% ($)
------------------------------------------  --------------  -------------  -----------  -----------  ------------  ------------
Michael W. Dunaway........................        --             --            --           --            --            --
Jeffrey C. Crowley........................        20,000          19.75%   $    12.125      2/6/05   $    152,500  $    386,500
Scott W. Soronen..........................        20,000          19.75%   $    12.125      2/6/05   $    152,500  $    386,500


                                              POTENTIAL
                                             REALIZABLE
                                              VALUE AT
                                                OFFER
NAME                                          PRICE (3)
------------------------------------------  -------------
Michael W. Dunaway........................       --
Jeffrey C. Crowley........................   $   107,500
Scott W. Soronen..........................   $   107,500

------------------------
(1) These options consist of both incentive stock options (12,773 for Mr. Crowley and 14,433 for Mr. Soronen) and non-qualified stock options (7,227 for Mr. Crowley and 5,567 for Mr. Soronen), were granted with an exercise price equal to the fair market value of the Common Stock on the date of grant, vest annually in twenty percent installments beginning one year after the grant date and have a term of 10 years. All such options will be cancelled in exchange for $17.50 in cash upon consummation of the transactions contemplated by the Merger Agreement.

(2) Represents the value of such option at the end of its 10 year term, assuming the market price of the Common Stock appreciates from the grant date at an annually compounded rate of 5% or 10%. These amounts represent assumed rates of appreciation only. Actual gains, if any, will be dependent on overall market conditions and on the future performance of the Common Stock. There can be no assurance that the amounts reflected in this table will be achieved.

(3) Represents the valuation of such options based on the difference between $17.50 per Share and the respective exercise prices of such options.

OPTION EXERCISES AND HOLDINGS

    The following table provides information as to options exercised by each of the Named Executive Officers during the fiscal year ended September 30, 1995 and the value of options held by the Named Executive Officers both as of such date and as of November 28, 1995.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                                                       NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                                      UNDERLYING UNEXERCISED           IN-THE-MONEY
                                                                         OPTIONS/SARS AT              OPTIONS/SARS AT
                                                                     FISCAL YEAR END ($) (2)      FISCAL YEAR END ($) (3)
                              SHARES ACQUIRED ON   VALUE REALIZED   --------------------------  ---------------------------
NAME                           EXERCISE ($) (1)          ($)        EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
----------------------------  -------------------  ---------------  -----------  -------------  ------------  -------------
Michael W. Dunaway..........          --                 --             --            --             --            --
Jeffrey C. Crowley..........          --                 --             73,500         44,000   $    213,720   $     5,480
Scott W. Soronen............          --                 --             65,500         50,000   $    158,860   $     8,481


                                 VALUE OF UNEXERCISED
                                     IN-THE-MONEY
                                   OPTIONS/SARS UPON
                              CONSUMMATION OF THE MERGER
                                        ($) (4)
                              ---------------------------
NAME                          EXERCISABLE   UNEXERCISABLE
----------------------------  ------------  -------------
Michael W. Dunaway..........       --            --
Jeffrey C. Crowley..........  $    650,595   $   247,980
Scott W. Soronen............  $    542,610   $   288,480

------------------------
(1) There were no options exercised by the Named Executive Officers during the fiscal year ended September 30, 1995. Mr. Dunaway does not participate in any option plans of the Company.
(2) Includes options to be cancelled in exchange for the difference between $17.50 per Share subject to such options and the exercise price of such options upon consummation of the transactions contemplated by the Merger Agreement.
(3) The closing price of the Common Stock on September 30, 1995 was $11.25 per Share.
(4) Represents the total net value if all such options were cancelled pursuant to the Merger Agreement in exchange for a cash payment as described in note
     (2).

CONSULTING AND SEVERANCE AGREEMENTS

    Reference is made to the Schedule 14D-9 for a description of (i) the consulting agreement entered into by the Company as of November 21, 1995 with Mr. Dunaway; (ii) the forms of consulting agreements approved by the Board of Directors on November 21, 1995 with Messrs. Kebely and Soronen; and (iii) the form of severance agreement to be offered to certain officers and key employees of the Company, including Mr. Crowley.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Laverne W. Rees and Whitney A. McFarlin served on the Compensation Committee of the Board of Directors of the Company during the fiscal year ended September 30, 1995. Messrs. Rees and McFarlin are non-employee directors.

    Mr. McFarlin was the President and Chief Executive Officer of Clarus Medical Systems, Inc. ("Clarus"), a medical device company, from September 1990 until October 1993. Mr. McFarlin is currently a director of Clarus. Michael W. Dunaway, Chief Executive Officer, Chairman and President of the Company has been a director of Clarus since July 1991. In fiscal 1991, the Company made a $750,000 investment in convertible preferred stock of Clarus. In fiscal 1993, the Company made an additional investment of approximately $776,000 in convertible preferred and common stock of Clarus. In October 1994, the Company provided a bridge loan to Clarus in the form of a $68,311 promissory note, in connection with the issuance by Clarus of $1,000,000 of such notes. The note was converted into shares of Series II preferred stock of Clarus during fiscal 1995.

                  COMPLIANCE WITH THE SECURITIES EXCHANGE ACT

    The Company believes that for the period from October 1, 1994 through September 30, 1995, its executive officers and directors complied with all applicable filing requirements of Section 16(a) of the Securities Exchange Act of 1934 except with respect to Michael W. Dunaway and Trudy V. Dunaway, each of whom filed one late report on Form 4 relating to one transaction by Michael W. Dunaway.

                                 EXHIBIT INDEX

 EXHIBIT NO:                                         DESCRIPTION                                          PAGE NO.
-------------  ----------------------------------------------------------------------------------------  -----------
Exhibit 1      Agreement and Plan of Merger, dated as of November 22, 1995, by and among Parent,
                Purchaser, and the Company.............................................................
Exhibit 2.1    Consulting Agreement between the Company and Michael W. Dunaway.........................
Exhibit 2.2    Consulting Agreement between the Company and Scott Soronen..............................
Exhibit 2.3    Consulting Agreement between the Company and Michael Kebely.............................
Exhibit 2.4    Form of Severance Agreement.............................................................
Exhibit 2.5    Tender and Option Agreement, dated as of November 22, 1995, by and among Mr. Dunaway,
                Mrs. Dunaway, and the Dunaway Family Trust, Purchaser and Parent.......................
Exhibit 2.6    Put Option Agreement, dated as of November 22, 1995, between the Company and Dunaway
                Holdings, Inc..........................................................................
Exhibit 2.7    Form of Director Indemnification Agreement..............................................
Exhibit 3      Confidentiality Agreement, dated October 13, 1995, between the Company and Parent.......
Exhibit 4      Press Release issued jointly by the Company and Parent dated November 22, 1995..........
Exhibit 5      Letter to Shareholders of the Company dated November 29, 1995.*.........................
Exhibit 6      Opinion of Dain Bosworth Incorporated dated November 29, 1995.*.........................

------------------------
*Included in copies of the Schedule 14D-9 mailed to shareholders.